UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

enGene Holdings Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

29286M105

(CUSIP Number)

Forbion Growth Sponsor FEAC I B.V.

Gooimeer 2-35

1411 DC Naarden

The Netherlands

Tel: +31 356 993 000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Sponsor FEAC I B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,502,338 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,502,338 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 5,502,338 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 3,765,932 Common Shares and (b) 1,736,406 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.
(2)

Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) is the record holder of 3,765,932 Common Shares and 1,736,406 Warrants. Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Common Shares and Warrants with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Common Shares and Warrants, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 44,215,577 Common Shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Opportunities Fund I Cooperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,639,637 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,639,637 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 8,639,637 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 3,765,932 Common Shares and 1,736,406 Warrants held by the Sponsor, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “Sponsor Securities”) and (b) 2,470,633 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”).

(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over the FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 44,215,577 Common Shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,639,637 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,639,637 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 8,639,637 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) the Sponsor Securities and (b) the FGOF Securities.
(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and the FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 44,215,577 Common Shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value per share (the “Common Shares”), of enGene Holdings Inc., a corporation incorporated under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5(c) below is incorporated by reference into this Item 3. The securities were acquired using funds from working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

1. Sponsor Securities. As of the date hereof, Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) may be deemed to beneficially own 5,502,338 Common Shares, consisting of (a) 3,765,932 Common Shares and (b) 1,736,406 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment (collectively, the “Sponsor Securities”). The Sponsor Securities represent 12.0% of the Issuer’s total Common Shares, calculated based on a total of (i) 44,215,577 Common Shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Sponsor.

J.M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra are directors of the Sponsor and have shared voting and investment discretion with respect to the Sponsor Securities and may be deemed to have indirect shared beneficial ownership of the Sponsor Securities held by the Sponsor. J. M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra each disclaims beneficial ownership over the Sponsor Securities except to the extent of his proportionate pecuniary interest therein.

Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Sponsor Securities held by it with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities, and each such member disclaims beneficial ownership of such Sponsor Securities except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Sponsor Securities.

2. FGOF Securities. As of the date hereof, Forbion Cooperatief may be deemed to beneficially own 8,639,637 Common Shares, consisting of (a) the Sponsor Securities and (b) 2,470,633 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”). The Sponsor Securities and FGOF Securities collectively represent 18.5% of the Issuer’s total Common Shares, calculated based on a total of (i) 44,215,577 Common Shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. 29286M105	Schedule 13D

Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power with Forbion Cooperatief over the Sponsor Securities and FGOF Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Common Shares.

(c) Information with respect to transactions in the Common Shares effected within the last 60 days by the Reporting Persons is set forth below.

Reporting Person Who Effected The Transaction	Date of Transaction	Number of Shares	Type of Security	Average Price Per Share		Where and How the Transaction was Effected
Forbion Cooperatief	09/27/2024	38,396	Common Shares	$5.9384	(1)	Open market purchase on Nasdaq
Forbion Cooperatief	09/27/2024	3,243	Common Shares	$6.3794	(2)	Open market purchase on Nasdaq
Forbion Cooperatief	09/30/2024	341,332	Common Shares	$6.3380	(3)	Open market purchase on Nasdaq
Forbion Cooperatief	10/01/2024	35,279	Common Shares	$6.4389	(4)	Open market purchase on Nasdaq
Forbion Cooperatief	10/02/2024	10,153	Common Shares	$6.3722	(5)	Open market purchase on Nasdaq
Forbion Cooperatief	10/03/2024	5,769	Common Shares	$6.4824	(6)	Open market purchase on Nasdaq
Forbion Cooperatief	10/04/2024	5,997	Common Shares	$6.5436	(7)	Open market purchase on Nasdaq
Forbion Cooperatief	10/07/2024	11,844	Common Shares	$6.5460	(8)	Open market purchase on Nasdaq
Forbion Cooperatief	10/08/2024	800	Common Shares	$6.5981	(9)	Open market purchase on Nasdaq

CUSIP No. 29286M105	Schedule 13D

(1)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.31 to $6.30, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(2)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.31 to $6.40, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(3)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.97 to $6.60, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(4)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.30 to $6.60, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(5)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.07 to $6.67, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(6)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.435 to $6.585, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(7)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.50 to $6.62, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(8)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.42 to $6.60, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

(9)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.59 to $6.60, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range.

CUSIP No. 29286M105	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2024

Forbion Growth Sponsor FEAC I B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

Forbion Growth Opportunities Fund I Cooperatief U.A.

By:	/s/ Sander Slootweg
Sander Slootweg, on behalf of Forbion Growth Management B.V., Director

By:	/s/ Wouter Joustra
Wouter Joustra, on behalf of Forbion Growth Management B.V., Director

Forbion Growth Management B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

CUSIP No. 29286M105	Schedule 13D

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF THE REPORTING PERSONS

Directors and Executive Officers of the Sponsor. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of the Sponsor. Each of the individuals listed below is employed by the Sponsor, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Each such individual is a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
J.M. Bos	Director
C. Lesser	Director
S. Slootweg	Director
W.S.J. Joustra	Director

Directors and Executive Officers of Forbion Cooperatief. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Cooperatief. The entity listed below is incorporated in the Netherlands and has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

Name	Present Principal Occupation or Employment
Forbion Growth Management B.V.	Director

Directors and Executive Officers of Forbion Management. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Management. Each of the individuals listed below is employed by Forbion Management, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Each such individual is a citizen of the Netherlands, except for N.L. Luneborg, who is a citizen of Denmark.

Name	Present Principal Occupation or Employment
S. Slootweg	Director
M. A. van Osch	Director
G. J. Mulder	Director
V. van Houten	Director
D.A.F. Kersten	Director
N.L. Luneborg	Director
W.S.J. Joustra	Director
J.M. Bos	Director